Exhibit 99.3

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement No. 333-219979 on Form F-10 and Registration Nos. 333-210449 and 333-128257 on Form S-8 of our reports dated March 7, 2019, relating to the consolidated financial statements of Magna International Inc. and subsidiaries (the “Company”), and the effectiveness of the Company’s internal control over financial reporting, appearing in this Current Report, dated March 7, 2019, on Form 6-K of the Company for the year ended December 31, 2018.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
March 7, 2019